Exhibit 4.27

Summary of Agreement in Hebrew

Date:	March 31, 2003

Parties:	Robomatix Technologies Ltd. (“Robomatix”)
Berger Holdings 1 (1992) Ltd. (“Berger”)

The Transaction:

Berger acquired all of Robomatix’s obligations and rights under all agreements made with Benny Konstantin and Edco Electronics Ltd.
In addition, Robomatix sold to Berger all of its shares, constituting 49.5% of the issued and outstanding share capital of Edco Technologies 1993 Ltd., formerly Associative Computing Ltd. (“Edco”) and all of its notes guaranteeing repayment of loans from Edco.
Berger agreed to release Robomatix and Silverboim Holdings Ltd. from all their obligations towards Bank HaPoalim resulting from Edco’s loans.
The agreement does not release Robomatix from its obligations to Konstantin in connection with the share purchase agreement by and between Edco, Robomatix and Konstantin or from any liability regarding representations and warranties given by Robomatix or Edco under the share purchase agreement.

Consideration:

NIS 6,000,000: NIS 4,000,000 payable upon execution of the agreement; NIS 2,000,000 in six (6) quarterly payments, linked to the Israeli consumer price index.

Representations and Warranties:

Robomatix and Berger made standard representations and warranties made in agreements of the same nature.

Indemnification:

  Robomatix agreed to indemnify Berger (according to its relative holdings in Edco), or Edco for any claim and/or demand made against Edco and/or Berger and/or anyone on their behalf, resulting from any period before December 31, 2002. Edco and/or Berger and/or anyone on their behalf shall not be entitled to settle with any plaintiff without prior written consent of Robomatix.

  Robomatix agreed to indemnify Berger or Edco for any discrepancies in any representations, warranties or covenants made in any of the agreements or in this agreement, which may reduce the value of Edco and/or add to its liabilities and/or cause any other financial damage to Berger.
  Robomatix shall only indemnify Berger and/or Edco for damages exceeding NIS 150,000.